Filed under Rule 433
File No. 333-236742-01

Final Term Sheet

March 17, 2020

Issuer:	Consumers Energy Company
Securities:	3.50% First Mortgage Bonds due 2051
Aggregate Principal Amount Offered:	$575,000,000
Maturity Date:	August 1, 2051
Coupon:	3.50%
Yield to Maturity:	3.521%
Spread to Benchmark Treasury:	+200 basis points
Benchmark Treasury Security:	2.375% due November 15, 2049
Benchmark Treasury Price and Yield:	120-10; 1.521%
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	August 1, 2020
Public Offering Price:	99.606%
Optional Redemption:	Make-whole call at any time prior to February 1, 2051 at the Treasury rate plus 30 basis points and, thereafter, at par
Trade Date:	March 17, 2020
Settlement Date:	March 26, 2020 (T+7)
Expected Ratings:	Aa3 / A / A+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Co-Manager:	Loop Capital Markets LLC
CUSIP/ISIN:	210518 DH6 / US210518DH65

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.

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